                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            (Amendment No.       )*

                               MLC HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   55305V 10 7
                                 (CUSIP Number)

                               November 8, 1996
           (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55305V 10 7

         1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above
                  Persons
                           PHILLIP G. NORTON
                           J.A.P., INC.
                           J.A.P. INVESTMENT GROUP L.P.
                  (See Exhibit A, Joint Filing Agreement, attached)

         2)       Check the Appropriate Row if a Member of a Group (See
                  Instructions)

                           NOT APPLICABLE

         3)       SEC Use Only

         4)       Citizenship or Place of Organization

                  PHILLIP G. NORTON - UNITED STATES
                  J.A.P. INC. - COMMONWEALTH OF VIRGINIA
                  J.A.P. INVESTMENT GROUP L.P. - COMMONWEALTH OF VIRGINIA

         Number of                  (5) Sole Voting Power          2,781,470 - Phillip G. Norton
         Shares Beneficially        (6) Shared Voting Power            -0-
         Owned by Each              (7) Sole Dispositive Power        65,000 - Phillip G. Norton
         Reporting                  (8) Shared Dispositive Power   2,040,000 - J.A.P., Inc.
         Person With                                               2,040,000 - J.A.P. Investment Group LP

         (9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           PHILLIP G. NORTON                  2,846,470
                           J.A.P., INC.                       2,040,000
                           J.A.P. INVESTMENT GROUP L.P.       2,040,000

         (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

         (11)     Percent of Class Represented by Amount in Row 9
                           PHILLIP G. NORTON                  46.88%
                           J.A.P., INC.                       33.6%
                           J.A.P. INVESTMENT GROUP L.P.       33.6%

         (12)     Type of Reporting Person (See Instructions)
                           PHILLIP G. NORTON                  IN
                           J.A.P., INC.                       CO
                           J.A.P. INVESTMENT GROUP L.P.       PN

                                  SCHEDULE 13G

         The information contained herein is filed with respect to the Common Stock, par value $0.01 per share (the "Stock"), of MLC Holdings, Inc. by Phillip
G. Norton, J.A.P., Inc., J.A.P. Investment Group LP.

ITEM 1(a).             NAME OF ISSUER:

                       MLC Holdings, Inc.

ITEM 1(b).             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       11150 Sunset Hills Road, Suite 110
                       Reston, Virginia 22190

ITEM 2(a).             NAME OF PERSON FILING:
                       Phillip G. Norton
                       J.A.P., Inc.
                       J.A.P. Investment Group L.P.

ITEM 2(b).             ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                       11150 Sunset Hills Road, Suite 110
                       Reston, Virginia 22190

ITEM 2(c).             CITIZENSHIP:

                       See Cover Page Item 4.

ITEM 2(d).             TITLE OF CLASS OF SECURITIES:

                       Common Stock, par value $0.01 per share

ITEM 2(e).             CUSIP NUMBER:

                       55305V 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

                       Inapplicable.

                       IF THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13d-1(c), CHECK THIS BOX [ ].

ITEM 4.                OWNERSHIP.

ITEM 4(a).             AMOUNT BENEFICIALLY OWNED:

                       Phillip G. Norton                       2,846,470
                       J.A.P., INC.                            2,040,000
                       J.A.P. Investment Group L.P.            2,040,000

                       Includes 2,040,000 shares held by J.A.P. Investment Group, L.P., a Virginia limited partnership, of which J.A.P., Inc., a Virginia corporation, is the sole general partner, and Patricia A. Norton, trustee for the benefit of Phillip G. Norton, Jr., u/a dated July 20, 1983, Patricia A. Norton, trustee for the benefit of Andrew L. Norton, u/a dated July 20, 1983, Patricia A. Norton, trustee for the benefit of Jeremiah O. Norton u/a dated July 20, 1983, and Patricia A. Norton are the limited partners. Patricia
                       A. Norton, spouse of Phillip G. Norton, is the sole stockholder, director and President of J.A.P., Inc. Phillip G. Norton holds sole voting rights and right of first refusal to acquire as to all of the shares of Common Stock and as to all shares of voting stock acquired in the future held by J.A.P. Investment Group, L.P., Kevin M. Norton (366,600 shares) and Patrick J. Norton, Jr. (374,870 shares) under an Irrevocable Proxy and Stock Rights Agreement. Also includes 65,000 shares of Common Stock that Phillip
                       G. Norton has rights to acquire pursuant to options which are exercisable as of December 31, 1997 and excludes 65,000 shares of Common Stock issuable pursuant to stock options which are not vested or exercisable.

ITEM 4(b).             PERCENT OF CLASS:

                       See Cover Page Item 11.

ITEM 4(c).             NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                       (i)     sole power to vote or to direct the vote:

                               See Cover Page Item 5 and Item 4(a) above.

                       (ii)    shared power to vote or to direct the vote:

                               See Cover Page Item 6.

                       (iii) sole power to dispose or to direct the disposition of:

                               See Cover Page Item 7.

                       (iv) shared power to dispose or to direct the disposition of:

                               See Cover Page Item 8 and 4(a) above.

ITEM 5.                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                       PERSON:

                       See note to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       Inapplicable.

ITEM 8.                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Inapplicable.

ITEM 9.                NOTICE OF DISSOLUTION OF GROUP.

                       Inapplicable.

ITEM 10.               CERTIFICATION.

                       Inapplicable.

                       SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 1998
------------------------------
Date


/s/ PHILLIP G. NORTON
------------------------------
Phillip G. Norton
------------------------------
Name/Title


April 6, 1998
------------------------------
Date



J.A.P., INC.
By: /s/ PHILLIP G. NORTON
   ---------------------------
   Signature

   Phillip G. Norton, President
   ---------------------------
   Name/Title

April 6, 1998
------------------------------
Date



J.A.P. INVESTMENT GROUP, LP

By: /s/ PHILLIP G. NORTON
    --------------------------
   Signature

   Phillip G. Norton, President
   ---------------------------
   Name/Title